BARRICK GOLD CORPORATION BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax: 416.861.2492

August 23, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Tia L. Jenkins

Senior Assistant Chief Accountant,

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Re:	Barrick Gold Corporation

Form 40-F for Fiscal Year Ended December 31, 2011

Filed March 28, 2012

File No. 001-09059

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated July 20, 2012 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the “40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENTS

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.3 – Financial Statements

2> Significant Accounting Policies

A) Statements of Compliance, page 91

1.	We note your disclosure that “The policies applied in these financial statements are based on IFRSs in effect as at February 15, 2012, the date the Board of Directors approved these consolidated financial statements for issue.” This appears to be inconsistent with the requirements of IFRS 1, particularly paragraphs 7 and 8. Please clarify or revise.

Response: We confirm that our accounting policies are based on IFRS effective at the end of the Company’s first IFRS reporting period (December 31, 2011), and that these policies were applied in preparing and presenting:

(a)	The opening IFRS statement of financial position as at January 1, 2010; and
(b)	The statement of financial position as at December 31, 2011 (including comparative amounts for December 31, 2010), statement of comprehensive income, statement of changes in equity, statement of cash flows for the year ended December 31, 2011 (including comparative amounts for 2010) and related note disclosures (including comparative information for 2010).

We acknowledge our disclosure could have more clearly noted that the policies applied in the consolidated financial statements were the same as IFRS in effect on December 31, 2011 and will clarify our disclosure going forward.

2.	We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1, which you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

Response: We have considered the Staff’s comment and respectfully advise that our financial statements comply with IFRS as it relates to the use of the mandatory exceptions. In this regard, IFRS 1 does not require the disclosure of the mandatory exceptions taken pursuant to paragraph 13-17. Additionally, IFRS 1, paragraph 23 relates to the explanation of transition to IFRSs, which we provide in note 3 of our financial statements by including the reconciliations required by paragraphs 24-28 of IFRS 1. Please note that the information requested by the Staff is the same information required for Form 20-F filers, pursuant to Instruction 4 to Item 5, Operating and Financial Review and Prospects. Please note that such information is not required by Form 40-F, for which the informational requirements follow Canadian requirements, unless specifically provided by the form. Additionally, we understand that for 20-F filers, such requirement has been considered by the Staff to only be applicable to elective exceptions as provided in Q&A 12 included in Appendix B to the AICPA International Practices Task Force May 17, 2005 Highlights.

M) Property, Plant & Equipment

Mineral Properties

i) Acquired Mining Properties, page 97

3.	We note your disclosure on page 130 of Exhibit 99.3 of your 2010 Form 40-F that under US GAAP you used “the estimated recoverable ounces of gold/pounds of copper/boe contained in proven and probable reserves” to calculate depreciation under the units of production method. We also note that on page 97 of your 2011 Form 40-F that under IFRS you use “proven and probable reserves and the portion of resources expected to be extracted economically.” Provide us with a comprehensive analysis between US GAAP and IFRS with respect to the use of other than proven and probable reserves to determine the useful life of your mines. Please also explain why “recoverable ounces of gold/pounds of copper/boe contained in proven and probable reserves” were used under US GAAP but not under IFRS. In addition, also explain why this did not result in a reconciling difference between US GAAP and IFRS.

Response: Both US GAAP and IFRS require assets to be depreciated over the period from which an entity expects to obtain the economic benefits, as noted below:

ASC 360-10-35-4 The cost of a productive facility is one of the costs of the services it renders during its useful economic life. Generally accepted accounting principles (GAAP) require that this cost be spread over the expected useful life of the facility in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the facility.

IAS 16 paragraph 60 The depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

For our mineral properties, we have determined that a units of production depreciation methodology is the method that best approximates the pattern in which the future economic benefits are expected to be consumed by Barrick. The denominator used in the units of production calculation used by Barrick is the quantity of metal (ounces of gold/pounds of copper) that are considered probable and reliably estimable of extraction from the mineral property. This information is found in our Life of Mine (“LOM”) plans, which represent management’s best estimate of future production levels for each mineral property. This approach was consistent for both US GAAP and IFRS through the end of 2010.

During 2010, we made significant improvements to the process used to develop our LOM plans, including the implementation of global standards to determine the appropriate amount of inferred mineral resources to be included in the LOM plans based on the existing reserve design of the mine and historical conversion ratios for resources into reserves for each mineral property. As a result of these process improvements, management believes that the LOM plans for 2011 and onwards, which include the portion of inferred mineral resources situated within the existing reserve design that we expect to economically extract as well as proven and probable reserves, have increased the accuracy of forecasted future production levels. As such, the LOM plans represent our best estimate of the future economic benefits that we expect to obtain from our mineral properties, and therefore the production levels contained in these plans represent the appropriate denominator for our units of production depreciation calculations. We believe that this policy is consistent with IAS 16 paragraph 60 and consistent with the practice of a number of other major mining companies that prepare their financial statements in accordance with IFRS. We note that inferred mineral resources are not defined in the SEC’s Securities Act and Exchange Act Guide 7, and therefore including such resources in a units of production depreciation calculation is not consistent with US GAAP.

As discussed above, the change in our units of production depreciation calculations was implemented in 2011 as result of the changes that were made to our LOM process for that year. This change occurred subsequent to our conversion to IFRS effective January 1, 2010 and therefore did not result in a reconciling difference between US GAAP and IFRS in 2010. We also note that this change represents a change in accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors as the change reflects new information about the expected future pattern of the consumption of the economic benefits embodied in each of our mineral properties. Consequently, the impact of this change was accounted for prospectively from January 1, 2011 onwards. Please note that we did consider the difference in estimates and it was approximately $20 million, which was considered to be immaterial for disclosure under IAS 8.

4> Acquisitions and Divestitures

A) Acquisition of Equinox Mineral Limited, page 110

4.	It appears from your disclosure that a significant portion of your net assets acquired in the Equinox acquisition relates to goodwill. We note from your disclosure on page 111 that the goodwill arose as a result of four factors. Please provide us with a detailed discussion of how you considered these factors in assessing the fair value of the mineral interests acquired, particularly factors (1) and (3).

Response: IFRS 3 (paragraph B64 (e)) requires that we disclose a qualitative description of the factors which give rise to the goodwill recognized. We identified two primary factors (numbers (2) and (4)), as well as two additional factors (numbers (1) and (3)) that gave rise to goodwill as a result of the Equinox acquisition. As such, we attributed the goodwill arising from our acquisition primarily as a result of the following factors, each of which we have described below:

Goodwill factor	Amount of Goodwill allocated
Recognition of deferred tax liability (factor (4))	$1.7 billion
Finance synergies (factor (2))	$1.6 billion
Other items (including factors (1), (3) and operating and tax synergies in factor (2))	$0.2 billion

As detailed above, substantially all of the goodwill can be attributed to the second and fourth factors. We believe that factors one and three are also sources of goodwill and formed a part of the rationale for completing the acquisition. We would also like to note that we, in addition to our own analysis, engaged a third party valuation specialist to provide a recommendation of fair value for the assets acquired in this transaction, which supports the amount of goodwill recognized as a result of this business combination.

Factor (4)—The recognition of a deferred tax liability for the temporary difference between the assigned fair values and the tax bases of assets and liabilities. IFRS 3 requires entities to identify and measure the deductible and taxable temporary differences of the acquired business and record the resulting deferred tax assets and liabilities, as indicated below:

IFRS 3 paragraph 24 The acquirer shall recognise and measure a deferred tax asset or liability arising from the assets acquired and liabilities assumed in a business combination in accordance with IAS 12 Income Taxes.

IFRS 3 paragraph 25 The acquirer shall account for the potential tax effects of temporary differences and carryforwards of an acquiree that exist at the acquisition date or arise as a result of the acquisition in accordance with IAS 12.

As previously noted, we engaged a third party valuation specialist to provide a recommendation of fair value for the assets acquired in this transaction. Based on these fair values, which we determined to be reasonable, we were required to attribute the value associated with the temporary tax differences to goodwill.

Factor (2)—The ability to capture financing, tax and operational synergies by managing these properties within a copper business unit in Barrick. We expect to leverage our purchasing power to negotiate more favorable supply contracts in order to reduce costs for inputs, such as tires and reagents, over the life of the assets acquired as a result of this business combination. We also expect to use our increased purchasing power to negotiate more favorable smelting contracts in order to reduce treatment and refining charges for our copper concentrate production across all of our copper operations.

Barrick was also able to pay a premium as it was able to finance the Equinox acquisition through a combination of debt and existing cash. The debt issued in connection with the acquisition totaled $6.5 billion and had a weighted average interest rate of 2.72%. This was substantially lower than Equinox’s cost of capital and potentially lower than the cost of capital of other base metal companies, which would be the typical market participant in these transactions, as we were able to leverage our “gold” balance sheet in undertaking this financing. We discussed our approach in determining the value attributable to this financing synergy with a third party valuation specialist.

The principal tax synergies that Barrick expects to realize as a result of the Equinox acquisition are as follows:

•

We formed a multiple entry consolidation tax group in Australia, including Equinox Australia and existing Barrick Australia entities, to more effectively and appropriately manage Barrick’s Australian tax position, which is expected to result in direct cash tax savings.

•

We are able to utilize existing and new funding sources and mechanisms to both tax efficiently fund Equinox operations and to redeploy cash flow from these operations, in particular, ensuring an avenue for repatriation of profits through Australia on an ongoing basis, which is expected to result in a reduction of withholding tax.

Factors (1) and (3)—Other items that were identified as giving rise to goodwill include the scarcity of large, long-life copper deposits and the potential to expand production through operational improvements and increases to reserves through exploration at the Lumwana property, which is located in one of the most prospective copper regions in the world, over and above the value we were able to allocate to the exploration potential of the property based on the information that was available as at the date of acquisition.

18> Goodwill and Other Intangible Assets

C) Impairment of Goodwill and Non-current Assets, page 130

5.	Please provide us with your basis for the use in 2011 of a $1,600 per ounce estimated long-term gold price (from $1,250 in 2010) to estimate future revenues as part of your impairment analysis. In your response, ensure you (i) discuss why you believe such a price would be appropriate for the next 35 years (i.e., mine life disclosed herein) and (ii) provide us with a sensitivity analysis of the impact of a decrease in the price assumption (e.g. 10%) to your 2011 impairment analysis.

Response: The long-term gold price assumption is a key factor in determining fair value for impairment testing purposes. This assumption is also a critical component of our internal planning and capital allocation processes, and therefore is of fundamental importance to our business. As such, over the years we have developed a robust process for determining our long-term gold price assumption. This process includes the consideration of many factors, including, but not limited to:

•	Current spot market prices;

•	Historical trends in prices;

•	Consensus pricing by industry analysts;

•	Forward curve information; and

•	Other market data.

In setting our long-term gold price assumption of $1,600 for our 2011 impairment test, as at October 1, 2011, which is the date we conduct our annual goodwill impairment assessment, the following factors were relevant:

Spot Price	Oct 1, 2011
Spot Price	$1,619

Gold Analyst Consensus Data	2012	2013	2014	2015	LT	Average
Low per consensus	$1,500	$1,450	$1,250	$1,050	$950	$1,240
High per consensus	$2,050	$2,200	$2,000	$1,700	$1,990	$1,988
Average consensus	$1,769	$1,783	$1,607	$1,432	$1,341	$1,586

Gold Forward Curve	2011	2012	2013	2014	2015	Average
Gold forward Curve	$1,622	$1,629	$1,665	$1,746	$1,784	$1,689

Based on our review of this information, we concluded that a long-term gold price assumption of $1,600 per ounce was appropriate and consistent with the current spot price of gold, within the range of long-term consensus prices used by industry analysts and observable future gold prices based on the gold forward curve. We also noted that the recent historical trends and the current economic environment were supportive of high long-term gold prices, as evidenced by the continued year over year increases in market gold prices as well the fact that industry analyst consensus estimates have consistently underestimated actual gold prices over the past few years. Consequently, based on the above, we determined that a long-term gold price assumption of $1,600 was appropriate for our impairment analysis as at October 1, 2011. We also noted that our long-term gold price assumption is consistent with our peer group.

An impairment assessment of goodwill using a long-term gold price of $1,440 per ounce (a 10% decrease from our long-term assumption of $1,600 per ounce) would not have resulted in any goodwill impairment.

CLOSING COMMENTS

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Attached as Appendix A to this letter is the requested statement.

*****

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 307-7224.

Sincerely,

/s/ Ammar Al-Joundi

Ammar Al-Joundi

Executive Vice-President and Chief Financial Officer

Barrick Gold Corporation

c.c.:	Jamie C. Sokalsky, Chief Executive Officer, Barrick Gold Corporation
Sybil Veenman, Senior Vice President and General Counsel, Barrick Gold Corporation
Audit Committee, Barrick Gold Corporation
Serge Gattesco, PricewaterhouseCoopers LLP

BARRICK GOLD CORPORATION BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax: 416.861.2492

APPENDIX A

August 23, 2012

BY EDGAR

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant,
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

Re:	Barrick Gold Corporation
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 28, 2012
File No. 001-09059

Reference is made to the Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (File No. 001-09059) (the “Annual Report”) filed by Barrick Gold Corporation (the “Company”) on March 28, 2012 with the Securities and Exchange Commission (the “Commission”). The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Barrick Gold Corporation

By:       /s/ Ammar Al-Joundi

Name: Ammar Al-Joundi

Title:   Executive Vice President & Chief Financial Officer

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